August 16, 2006

VIA EDGAR

William Choi

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3651

RE: Urban Outfitters, Inc.

Form 10-K for the year ended January 31, 2006,

filed April 12, 2006

File No. 0-22754

Dear Mr. Choi:

This letter is to confirm an extension of time was granted to file our response to the Comment Letter dated August 3, 2006. Unfortunately, due to our second fiscal quarter close, which lead up to our earnings release on Thursday August 10, 2006; our relocation of our corporate offices which is occurring this week and summer vacation schedules we have not had adequate time to address the comments contained in the letter. As a result, we requested today an extension to Friday September 1, 2006, which was verbally granted by Mr. John Cannarella.

If you have any questions regarding our request, please contact me at (215)-557-4725 or Walter J. Mostek, Jr. at (610) 993-2233.

Very truly yours,

/s/ Robert Ross
Robert Ross
Controller